UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

04 May 2011
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Interim Management Statement

N      E      W      S                R      E      L      E      A      S      E

4 May 2011

INTERIM MANAGEMENT STATEMENT

CRH plc, the international building materials group, is issuing this Interim Management Statement, which is in accordance with the reporting requirements of the EU Transparency Directive, in advance of its Annual General Meeting which is being held today at 11.00 am in Dublin.

Year-to-date Trading
As we indicated with our preliminary 2010 results in early March, Group revenues for the first two months of 2011 showed a good improvement on last year's level, benefiting from a much more favourable weather backdrop than in 2010. This cumulative early sales trend has, as expected, moderated through March and April; nevertheless like-for-like sales for the four months to end-April were 6% ahead of 2010.  We currently expect like-for-like sales for the first half of 2011 to be ahead of 2010, with EBITDA for the period also expected to exceed last year's level (first-half 2010: €0.52 billion).

Europe
In our Europe Materials business, operations in those European countries experiencing austerity measures - Ireland, Portugal and Spain - continue to face very challenging market conditions. We have seen more positive trends in construction activity in our more stable developed markets in Switzerland and Finland, while in Poland and the developing economies to the east demand is picking up well.  Overall cumulative like-for-like sales are up 4% compared with the first four months of 2010, and we continue to progress the implementation of price increases to recover higher energy input costs.

For Europe Products, the segment most impacted by the extremely tough  2010 weather conditions in Europe,  activity to date in most markets has benefited from milder  winter conditions and generally improved demand, and underlying sales  for the first four months of 2011 are 12% ahead of 2010.

Our Distribution businesses, with higher exposure to the relatively resilient repair, maintenance and improvement (RMI) sector, proved more robust than the Products business in the early months of 2010. Nevertheless, this segment also has had a good start to 2011 with underlying sales 7% ahead of 2010.

Overall to date, our European operations have seen a cumulative like for like sales increase of 8%.  We expect half-year sales and EBITDA to be ahead of 2010.

Americas
In Americas Materials, the first four months have seen a cumulative like-for-like volume increase of approximately 1% in asphalt while like-for-like volumes of aggregates and readymixed concrete were in line with last year. For this very seasonal business, which typically sells less than 10% of annual asphalt volumes, and approximately 20% of annual aggregates and readymixed concrete volumes, in the first four months of each year, we look to May, June and July for a more accurate indication of underlying demand.

Americas Products operations showed a 3% like-for-like sales increase compared with the first four months of 2010.  While new housing activity appears to be bottoming out, non-residential activity is continuing to decline, albeit at a slower pace than last year. Within our portfolio, however, those businesses serving the repair, maintenance and improvement sector have shown progress so far in 2011.

In Distribution, strong like-for-like sales growth in our exterior products (roofing/siding) business together with a healthy advance from our interior products (wallboard, steel studs and acoustical ceiling systems) business, has resulted in an overall sales increase of approximately 13% to end-April.

Overall, our American operations have seen a cumulative like-for-like increase of 3% in sales for the first four months. Assuming relatively normal weather patterns through May and June, we expect half-year sales and EBITDA to be ahead of 2010.

Development and Portfolio Review
A total of 13 acquisitions and investments have been completed to date at a total cost of approximately €135 million, comprising a further 6 bolt-on transactions by our Americas Materials business in the United States, a precast business also in the United States and a masonry business in Canada and 5 other acquisitions which strengthen our Products and Distribution businesses in Europe. The pipeline of potential acquisitions remains good, and with our strong balance sheet we have the capacity, where we see value, to capitalise on these opportunities.

During 2010 we announced that the Group had reached agreement to sell the majority of its European Insulation activities and also planned to dispose of its European Climate Control businesses.  The first four months of 2011 have seen the completion of the Insulation disposal;  the sale of part of our Climate Control business and in addition the disposal of our 35% associate investment in the Trialis Distribution business in France. The total proceeds arising on these transactions amounted to approximately €275 million. The process for disposal of the remaining elements of our Climate Control operations is continuing.

Cost Reduction Programme
With our preliminary results announcement in March this year we indicated that our ongoing cost reduction programme was expected to deliver total incremental gross savings of €136 million in 2011, with related costs to implement for the year estimated at €36 million (full year 2010: €100 million). We remain on track to deliver these savings.

Interim 2011 Results
CRH will report its Interim Results for the six months ending 30 June 2011 on Tuesday 16 August 2011.

This interim management statement contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this Statement and other factors discussed in our Annual Report on Form 20-F filed with the SEC.

CRH will host an analysts' conference call at 8.00 am BST on Wednesday 4 May 2011 to discuss this statement.  To register for the conference call, please log on to:
https://global.conferenceplus.com/confcenter/PinCode/Pin_Code.aspx?100213&o=DI ZtwoSPJZgxSA where you will be allocated a dial-in number, passcode and conference pin.  A recording of the conference call will be available from 11.00 am BST on 4 May 2011 by dialling +44 207 769 6425.  The security code for the replay will be 4675 787#.

Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Myles Lee             Chief Executive
Maeve Carton         Finance Director
Éimear O'Flynn      Head of Investor Relations
Rossa McCann      Head of Group Finance & Treasury

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland   TELEPHONE +353.1.404.1000 FAX +353.1.404.1007
E-MAIL mail@crh.com   WEBSITE www.crh.com   Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date: 04 May 2011

By:___/s/Maeve Carton___
M. Carton
Finance Director